Exhibit 99a9

THIRTEENTH AMENDMENT OF FORTUNE BRANDS
RETIREMENT SAVINGS PLAN
(As Amended and Restated Effective as of October 1, 1999)

AMENDMENT:

          Effective January 1, 2004, amend the Plan by adding the following new Section 3.03A immediately following Section 3.03 of the Plan:

“3.03A. Special Contribution for 2003 New Hires of Beam Participating Employers.

(a) Amount. Each Beam Participating Employer will contribute under the Plan an amount equal to 1.32% of the Adjusted Earnings for 2003 of all of its Employees who are eligible under Section 3.03A(c) below. Payment of such contribution shall be made at any time prior to the time prescribed by law for filing Fortune’s Federal income tax return for 2003 (including any extensions) and the contribution will accrue as of the date it is made.

(b) Allocation to Accounts. Any contribution made pursuant to this Section 3.03A by a Beam Participating Employer will be allocated to the Profit-Sharing Accounts of eligible Participants in the same proportion as the 2003 Adjusted Earnings for each such Participant bears to the total Adjusted Earnings of all such eligible Participants for 2003.

(c) Eligibility for Allocation. For purposes of this Section 3.03A, each Participant who is an Employee of a Beam Participating Employer will be entitled to an allocation of the contribution pursuant to this Section 3.03A for the 2003 Plan Year only if (1) he is otherwise eligible for the 2003 Profit Sharing Contribution made pursuant to Section 3.03 above, (2) he first became a Participant during the 2003 Plan Year, and (3) he is a non-Highly Compensated Employee.

(d) Excess Contribution Percentage Limitation. The Excess Contribution Percentage (as defined in Section 3.03(d)) for 2003 otherwise apportionable under this Section 3.03A and Section 6.04 to a Participant who is an Employee of a Beam Participating Employer will not exceed the lesser of:

(1) the Base Contribution Percentage (as defined in Section 3.03(d)) multiplied by two; or

(2) the Base Contribution Percentage plus the greater of 5.7% or such higher percentage equal to the portion of the rate of tax under Code Section 3111(a) attributable to old-age insurance.

The amount of any such reduction will be reapportioned to each Participant who is eligible under Section 3.03A(c) in the ratio that his Unadjusted Earnings for such Plan Year bear to the aggregate Unadjusted Earnings of all Participants who are eligible under Section 3.03A. Any such reapportionment will apply only to Participants employed by the same Beam Participating Employer as the Participant that suffered the reduction.

(e) Treatment. For purposes of other provisions of the Plan, such as Sections 3.04 through 3.07, and Articles VI, VII and VIII, the contribution described in this Section 3.03A shall be treated in the same manner as a Profit-Sharing Contribution described in Section 3.03.

(f) Definitions. For purposes of this Section 3.03A, the terms ‘Adjusted Earnings’ and ‘Unadjusted Earnings’ have the same meaning as set forth in Section 3.03(e).”

Pursuant to the authority delegated to it by the Board of Directors of Fortune Brands, Inc., this amendment is adopted by the Corporate Employee Benefits Committee.

Date: February 17, 2004	By:	FORTUNE BRANDS, INC. By: /s/ FRANK J. CORTESE Chairman, Corporate Employee Benefits Committee